UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 6

Granite State Bankshares, Inc.
(Name of Issuer)

Common Stock par value $1.00 per share
(Title of Class of Securities)

387472-10-3
(CUSIP Number)

December 31, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
    Rule 13d-1(b)
    Rule 13d-1(c)
  X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 387472-10-3

1)      NAME of REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. of ABOVE PERSONS (entities only)
		Granite State Bankshares, Inc.
		Employee Stock Ownership Plan
		I.R.S. ID No. 02-0399222

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instruction)
		a)      (     )
		b)      (     )

3)      SEC USE ONLY

4)      CITIZENSHIP or PLACE of ORGANIZATION
		New Hampshire chartered commercial bank's employee stock benefit plan organized in New Hampshire

			5)      SOLE VOTING POWER
NUMBER OF                       -0-
SHARES
BENEFICIALLY            6)      SHARED VOTING POWER
OWNED BY                        333,762
EACH
REPORTING               7)      SOLE DISPOSITIVE POWER
PERSON                          309,450
WITH:
			8)      SHARED DISPOSITIVE POWER
                                24,312

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		333,762

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES (See Instructions)
		(     )

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		5.66% of 5,899,823 shares of Common Stock outstanding as of December 31, 1998

12)     TYPE OF REPORTING PERSON (See Instructions)
		EP



Granite State Bankshares, Inc.
Employee Stock Ownership Plan

SCHEDULE 13G

Item 1(a)       Name of Issuer:
		Granite State Bankshares, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
		122 West Street
		Keene, New Hampshire 03431

Item 2(a)       Name of Person Filing:
		Granite State Bankshares, Inc.
		Employee Stock Ownership Plan
                Trustee:     Granite State Bankshares, Inc.
			     Board of Directors
			     122 West Street
			     Keene, New Hampshire 03431

Item 2(b)       Address of Principal Business Offices:
		122 West Street
		Keene, New Hampshire 03431

Item 2(c)       Citizenship:
		New Hampshire chartered commercial bank's employee stock benefit plan organized in New Hampshire.

Item 2(d)       Title of Class of Securities:
		Common Stock par value $1.00 per share

Item 2(e)       CUSIP Number:   387472-10-3

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 333,762 shares of the issuer. This number of shares represents 5.66% of the common stock, par value $1.00, of the issuer, based upon 5,899,823 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of none of the shares and shares voting power over 333,762 shares. The reporting person has the sole power to dispose or direct the disposition of 309,450 shares of common stock and the shared power to dispose or direct the disposition of 24,312 shares of common stock.

Item 5          Not applicable.

Item 6          Not applicable.

Item 7          Not applicable.

Item 8 The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9          Not applicable.

Item 10         Certification.

		By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                January 29, 1999
		(Date)


		/s/ Charles W. Smith
		(Signature)


		Charles W. Smith / ESOP Committee Member
		(Name/Title)